Exhibit 7
Consolidated Report of Condition of

Wells Fargo Bank National Association
of 101 North Phillips Avenue, Sioux Falls, SD 57104
And Foreign and Domestic Subsidiaries,
at the close of business March 31, 2005, filed in accordance with 12 U.S.C. §161 for National Banks.

Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$13,089
Interest-bearing balances	2,119
Securities:
Held-to-maturity securities	0
Available-for-sale securities	25,486
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	3,066
Securities purchased under agreements to resell	915
Loans and lease financing receivables:
Loans and leases held for sale	38,833
Loans and leases, net of unearned income	243,507
LESS: Allowance for loan and lease losses	2,367
Loans and leases, net of unearned income and allowance	241,140
Trading Assets	6,010
Premises and fixed assets (including capitalized leases)	3,453
Other real estate owned	130
Investments in unconsolidated subsidiaries and associated companies	321
Customers’ liability to this bank on acceptances outstanding	93
Intangible assets
Goodwill	8,612
Other intangible assets	9,619
Other assets	14,541
Total assets	$367,427

LIABILITIES
Deposits:
In domestic offices	$260,205
Noninterest-bearing	78,724
Interest-bearing	181,481
In foreign offices, Edge and Agreement subsidiaries, and IBFs	19,915
Noninterest-bearing	6
Interest-bearing	19,909
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	11,391
Securities sold under agreements to repurchase	3,347

Dollar Amounts In Millions

Trading liabilities	4,996
Other borrowed money
(includes mortgage indebtedness and obligations under capitalized leases)	14,191
Bank’s liability on acceptances executed and outstanding	93
Subordinated notes and debentures	7,606
Other liabilities	12,350
Total liabilities	$334,094

Minority interest in consolidated subsidiaries	52

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	520
Surplus (exclude all surplus related to preferred stock)	24,521
Retained earnings	7,788
Accumulated other comprehensive income	452
Other equity capital components	0
Total equity capital	33,281
Total liabilities, minority interest, and equity capital	$367,427

I, Karen B. Martin, Vice President of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

Karen B. Martin
Vice President

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Howard Atkins
Carrie Tolstedt    Directors
Pat Callahan